FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 16, 2023

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as otherwise noted. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), operating income (loss), combined ratio, combined ratio points, float, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2022 net earnings of $1,147.2 million ($43.49 net earnings per diluted share after payment of preferred share dividends) compared to fiscal year 2021 net earnings of $3,401.1 million ($122.25 net earnings per diluted share after payment of preferred share dividends). Book value per basic share at December 31, 2022 was $657.68 compared to $630.60 at December 31, 2021 (an increase of 6.0% adjusted for the $10 per common share dividend paid in the first quarter of 2022).

"Our core underwriting performance continued to be very strong, with record underwriting profit of $1.1 billion and a combined ratio of 94.7% in 2022, reflecting growth in gross premiums written of 15.8% or $3.8 billion to $27.6 billion - essentially all organic. All of our major insurance and reinsurance companies had a combined ratio below 100%, despite significant catastrophe losses of $1.3 billion or 6.1 combined ratio points. Our operating income in 2022 was a record $2.6 billion reflecting increased interest and dividends, increased share of profit of associates and strong underwriting income.

"Our net losses on investments of $1.7 billion were principally comprised of mark-to-market losses on bonds of $1.0 billion due to the rising interest rate environment, the majority of which are expected to reverse over the short term, unrealized foreign exchange losses of $304.3 million and losses on equity exposures of $243.8 million. Gain on sale and consolidation of insurance subsidiaries of $1.2 billion represents the gain on the sale of our pet insurance business to JAB that closed and was accounted for in the fourth quarter.

"With the short duration of 1.6 years on our $38 billion fixed income portfolio (comprised of cash, short term investments and short-dated bonds), that portfolio decreased only 2.9% in 2022, while interest and dividend income increased significantly due to rising interest rates, from a run rate of approximately $530 million annually at the end of 2021 to a current run rate of approximately $1.5 billion annually.

"We ended 2022 in a strong financial position with $1.3 billion in cash and investments in the holding company, our debt to capital ratio at 26.2%, and no significant holding company debt maturities until 2024," said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Fourth quarter		Year ended December 31,
	2022	2021	2022	2021
	($ millions)
Gross premiums written	7,019.1	6,533.6	27,912.6	23,910.2
Net premiums written	5,612.8	4,856.3	22,271.7	18,278.1
Net premiums earned	5,695.2	4,374.0	21,006.1	16,558.0

Operating income - Property and casualty insurance and reinsurance:
Underwriting profit	496.1	470.8	1,105.3	801.2
Interest and dividends	279.5	100.5	746.1	441.7
Share of profit of associates	164.5	54.5	721.5	324.1
	940.1	625.8	2,572.9	1,567.0
Operating loss - Life insurance and Run-off	(126.3)	(229.7)	(55.3)	(272.9)
Operating income (loss) - Non-insurance companies	61.1	96.6	221.3	(7.0)
Interest expense	(125.7)	(120.3)	(452.8)	(513.9)
Corporate overhead and other income (expense)	23.9	(183.5)	(59.9)	(89.7)
Net gains (losses) on investments	547.5	938.3	(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries	1,219.7	17.1	1,219.7	264.0
Earnings before income taxes	2,540.3	1,144.3	1,712.0	4,392.6
Provision for income taxes	(437.4)	(156.6)	(425.2)	(726.0)
Non-controlling interests	(124.7)	(56.4)	(139.6)	(265.5)
Net earnings attributable to shareholders of Fairfax	1,978.2	931.3	1,147.2	3,401.1
Highlights for fiscal year 2022 (with comparisons to fiscal year 2021 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 23.1% to a record $21.9 billion from $17.8 billion, while gross premiums written increased by 15.8%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 94.7%, producing an underwriting profit of $1,105.3 million, despite significant catastrophe losses of $1,255.7 million (representing 6.1 combined ratio points), compared to a combined ratio of 95.0% and an underwriting profit of $801.2 million in 2021. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $196.2 million or 0.9 of a combined ratio point.
•Operating income of the property and casualty insurance and reinsurance operations increased to $2,572.9 million from $1,567.0 million, reflecting increased share of profit of associates, interest and dividends and underwriting profit.
•Float of the property and casualty insurance and reinsurance operations increased by 14.2% to $29.6 billion at December 31, 2022 from $25.9 billion at December 31, 2021.
•Operating loss of the Life insurance and Run-off operations improved to $55.3 million from $272.9 million, principally reflecting the consolidation of a full year of Eurolife's operating income, increased share of profit of associates and interest and dividends, and lower net adverse prior year reserve development at Run-off.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (a reversal of $36.4 million in 2022 and an accrual of $85.2 million in 2021), which are offset upon consolidation, and the impact of non-cash impairment charges recorded during 2022 of $133.4 million related to the company's investment in Farmers Edge, operating income of the non-insurance companies increased by $240.1 million to $318.3 million, primarily reflecting higher share of profit of associates at Fairfax India, higher business volumes at Thomas Cook India and improved gross margins at Restaurants and retail.
•Consolidated interest and dividends increased to $961.8 million from $640.8 million, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields and net purchases of short-dated U.S. treasury and Canadian government bonds, first mortgage loans and other government bonds during 2021 and 2022.

•Consolidated share of profit of associates of $1,014.7 million principally reflected share of profit of $263.0 million from Eurobank, $258.2 million from Atlas Corp., $159.0 million from Resolute and $81.9 million from EXCO Resources.
•Interest expense of $452.8 million (inclusive of $46.9 million on leases) was primarily comprised of $316.1 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $89.8 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At December 31, 2022 the company's insurance and reinsurance companies held portfolio investments of $52.2 billion (excluding Fairfax India's portfolio of $1.9 billion), of which $9.4 billion was in cash and short term investments and $28.6 billion in short-dated fixed income securities. During 2022 the company used existing cash and the proceeds from sales and maturities of short dated investments to principally purchase U.S. treasury and Canadian government bonds with 1 to 3 year terms, Canadian provincial bonds, short-dated high quality corporate bonds and first mortgage loans, increasing interest and dividend income in 2022, and producing the company's current run rate of approximately $1.5 billion annually.
•Net losses on investments of $1,733.9 million (net gains on investments of $547.5 million in the fourth quarter) consisted of the following:

	Fourth quarter of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	221.4	300.5	521.9
Bonds	(20.4)	84.2	63.8
Other	(38.6)	0.4	(38.2)
	162.4	385.1	547.5

	Year ended December 31, 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	757.3	(1,001.1)	(243.8)
Bonds	(20.6)	(1,065.5)	(1,086.1)
Other	20.4	(424.4)	(404.0)
	757.1	(2,491.0)	(1,733.9)

•Net losses on equity exposures of $243.8 million was primarily comprised of unrealized losses on common stocks, convertible bonds and equity warrants, partially offset by net gains on long equity total return swaps on Fairfax subordinate voting shares. Net losses on bonds of $1,086.1 million primarily reflected net losses on U.S. treasuries and corporate and other bonds (principally U.S. and other corporate bonds), the majority of which are expected to reverse over the short term, partially offset by net gains on U.S. treasury bond forward contracts. Net losses on other of $404.0 million primarily reflected unrealized foreign exchange losses, principally related to the strengthening of the U.S. dollar against the company's investments denominated in the Indian rupee, Canadian dollar and Egyptian pound.
•At December 31, 2022 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share, and recorded gains of $154.8 million (fourth quarter of 2022 - $115.8 million), representing the cash-settlement on the market value movement since the previous reset date, and unrealized gains of $100.6 million (fourth quarter of 2022 - $132.5 million).

•On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company, for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures, as a result of which the company recorded a pre-tax gain of $1.2 billion and an after-tax gain of $933.9 million.
•At December 31, 2022 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries that is not reflected in the company’s book value per basic share was approximately $310 million. Recipe is no longer included in this measure as Recipe was delisted from the Toronto Stock Exchange following its privatization by the company on October 28, 2022.
•The company held $1,345.8 million of cash and investments at the holding company level at December 31, 2022, compared to $1,478.3 million at December 31, 2021.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 26.2% at December 31, 2022 from 24.1% at December 31, 2021, primarily reflecting the issuance on August 16, 2022 of $750.0 million principal amount of 5.625% unsecured senior notes due 2032 and a decline in non-controlling interests reflecting the company's acquisition of additional shares of Allied World from non-controlling interests.
•During 2022 the company purchased 295,474 of its subordinate voting shares for treasury and 387,790 for cancellation at an aggregate cost of $347.8 million.
•Subsequent to December 31, 2022:
◦On January 7, 2023 Brit entered into an agreement to sell Ambridge Group, its Managing General Underwriter operations, to Amynta Group. The company will receive approximately $400 million on closing, comprised principally of cash of $275 million and a promissory note of approximately $125 million. An additional $100 million may be receivable based on 2023 performance targets of Ambridge. Closing of the transaction is subject to customary closing conditions, including regulatory approvals, and is expected to occur in the next few months. On closing of the transaction, the company expects to record a pre-tax gain of approximately $275 million (prior to ascribing any fair value to the additional receivable).
◦On January 1, 2023 the company adopted the new accounting standard for insurance contracts ("IFRS 17") which will first be presented in the company's consolidated financial reporting in the first quarter of 2023, with comparative periods restated. IFRS 17 brings considerable changes to the measurement, presentation and disclosure of the company’s insurance and reinsurance operations. It will not, however, affect the company's underwriting strategy, its prudent reserving, management's use of the traditional performance metrics of gross premiums written, net premiums written and combined ratios, or the company's cash flows. The company anticipates recording a transition adjustment to increase opening common shareholders' equity as at January 1, 2022 which is not expected to exceed 2.5% of common shareholders’ equity as at December 31, 2021, primarily reflecting a decrease to insurance contract liabilities from the introduction of discounting claims reserves and the deferral of additional insurance acquisition costs which were previously expensed as incurred, partially offset by a new risk adjustment for uncertainty related to the timing and amount of cash flows arising from non-financial risks. Given the increasing interest rate environment experienced throughout 2022 and the beneficial impact it will have on the discounting of claims reserves under IFRS 17, the company anticipates recording a material benefit to the restated consolidated statement of earnings for the full year of 2022 and common shareholders’ equity as at December 31, 2022.
There were 23.6 million and 26.0 million weighted average common shares effectively outstanding during 2022 and 2021 respectively. At December 31, 2022 there were 23,325,305 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio, prior year reserve development and catastrophe loss information, follow and form part of this news release.

As previously announced, Fairfax will hold a conference call to discuss its 2022 year-end results at 8:30 a.m. Eastern time on Friday February 17, 2023. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 3, 2023. The replay may be accessed at 1 (866) 511-1894 (Canada or U.S.) or 1 (203) 369-1949 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

Information on
CONSOLIDATED BALANCE SHEETS
as at December 31, 2022 and December 31, 2021
(US$ millions except per share amounts)

	December 31, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $104.6; December 31, 2021 – $111.0)	1,345.8	1,478.3
Insurance contract receivables	7,907.5	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $854.4; December 31, 2021 – $1,246.4)	9,368.2	21,799.5
Bonds (cost $29,534.4; December 31, 2021 – $13,836.3)	28,578.5	14,091.2
Preferred stocks (cost $808.3; December 31, 2021 – $576.6)	2,338.0	2,405.9
Common stocks (cost $5,162.6; December 31, 2021 – $4,717.2)	5,124.3	5,468.9
Investments in associates (fair value $6,772.9; December 31, 2021 – $5,671.9)	6,091.3	4,755.1
Derivatives and other invested assets (cost $869.8; December 31, 2021 – $888.2)	828.5	991.2
Assets pledged for derivative obligations (cost $52.4; December 31, 2021 – $119.6)	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,079.6; December 31, 2021 – $3,336.4)	1,942.8	2,066.0
	54,322.9	51,697.4

Deferred premium acquisition costs	2,170.3	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,454.2; December 31, 2021 – $884.3)	13,115.8	12,090.5
Deferred income tax assets	492.1	522.4
Goodwill and intangible assets	5,689.0	5,928.2
Other assets	7,081.7	6,121.3
Total assets	92,125.1	86,645.4

Liabilities
Accounts payable and accrued liabilities	5,215.2	4,985.4
Derivative obligations (including at the holding company – $19.4; December 31, 2021 – $32.1)	191.0	152.9
Deferred income tax liabilities	496.7	598.8
Insurance contract payables	5,061.9	4,493.5
Insurance contract liabilities	52,199.6	47,346.5
Borrowings – holding company and insurance and reinsurance companies	6,621.0	6,129.3
Borrowings – non-insurance companies	2,003.9	1,623.7
Total liabilities	71,789.3	65,330.1

Equity
Common shareholders’ equity	15,340.7	15,049.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	16,676.2	16,385.1
Non-controlling interests	3,659.6	4,930.2
Total equity	20,335.8	21,315.3
	92,125.1	86,645.4

Book value per basic share	$657.68	$630.60

Information on
CONSOLIDATED STATEMENTS OF EARNINGS
for the fourth quarters and years ended December 31, 2022 and 2021
(US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2022	2021	2022	2021
Income
Gross premiums written	7,019.1	6,533.6	27,912.6	23,910.2
Net premiums written	5,612.8	4,856.3	22,271.7	18,278.1

Gross premiums earned	7,130.5	6,026.6	26,454.9	21,786.8
Premiums ceded to reinsurers	(1,435.3)	(1,652.6)	(5,448.8)	(5,228.8)
Net premiums earned	5,695.2	4,374.0	21,006.1	16,558.0
Interest and dividends	333.3	144.9	961.8	640.8
Share of profit of associates	256.3	55.0	1,014.7	402.0
Net gains (losses) on investments	547.5	938.3	(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries	1,219.7	17.1	1,219.7	264.0
Other revenue	1,668.5	1,399.0	5,581.6	5,158.0
	9,720.5	6,928.3	28,050.0	26,467.9
Expenses
Losses on claims, gross	4,430.5	3,893.7	17,509.5	14,200.7
Losses on claims, ceded to reinsurers	(747.1)	(1,254.2)	(3,657.6)	(3,460.2)
Losses on claims, net	3,683.4	2,639.5	13,851.9	10,740.5
Operating expenses	834.0	898.0	3,057.5	2,946.1
Commissions, net	914.6	779.6	3,454.9	2,787.9
Interest expense	125.7	120.3	452.8	513.9
Other expenses	1,622.5	1,346.6	5,520.9	5,086.9
	7,180.2	5,784.0	26,338.0	22,075.3
Earnings before income taxes	2,540.3	1,144.3	1,712.0	4,392.6
Provision for income taxes	437.4	156.6	425.2	726.0
Net earnings	2,102.9	987.7	1,286.8	3,666.6

Attributable to:
Shareholders of Fairfax	1,978.2	931.3	1,147.2	3,401.1
Non-controlling interests	124.7	56.4	139.6	265.5
	2,102.9	987.7	1,286.8	3,666.6

Net earnings per share	$84.09	$35.66	$46.62	$129.33
Net earnings per diluted share	$78.33	$33.64	$43.49	$122.25
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,387	25,806	23,638	25,953

Information on
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the fourth quarters and years ended December 31, 2022 and 2021
(US$ millions)

	Fourth quarter		Year ended December 31,
	2022	2021	2022	2021

Net earnings	2,102.9	987.7	1,286.8	3,666.6

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	108.7	(108.1)	(673.7)	(199.5)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(28.6)	(6.4)	149.5	(16.7)
Gains (losses) on hedge of net investment in European operations	(65.0)	16.1	51.8	63.9
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	107.8	(0.5)	(132.0)	(75.1)
Other	(0.9)	—	2.2	—
	122.0	(98.9)	(602.2)	(227.4)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	19.7	—	19.7	6.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	(3.0)	6.1	(4.3)	(45.2)
	138.7	(92.8)	(586.8)	(265.9)
Items that will not be reclassified to net earnings
Net gains on defined benefit plans	16.2	90.8	121.7	88.2
Share of net gains on defined benefit plans of associates	—	53.2	59.4	67.0
Other	—	—	—	13.8
	16.2	144.0	181.1	169.0

Other comprehensive income (loss), net of income taxes	154.9	51.2	(405.7)	(96.9)
Comprehensive income	2,257.8	1,038.9	881.1	3,569.7

Attributable to:
Shareholders of Fairfax	2,107.4	1,012.6	939.8	3,377.6
Non-controlling interests	150.4	26.3	(58.7)	192.1
	2,257.8	1,038.9	881.1	3,569.7

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2022 and 2021 were as follows:
Gross Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2022	2021	2022	2021	Fourth quarter	Full year
Northbridge	594.6	575.4	2,301.7	2,121.6	3.3%	8.5%
Crum & Forster	1,137.2	1,013.3	4,571.3	3,704.8	12.2%	23.4%
Zenith National	139.0	134.1	727.9	718.2	3.7%	1.4%
North American Insurers	1,870.8	1,722.8	7,600.9	6,544.6	8.6%	16.1%

Allied World	1,424.1	1,371.7	6,490.0	5,794.3	3.8%	12.0%
Odyssey Group	1,765.9	1,744.1	6,559.7	5,551.4	1.2%	18.2%
Brit(1)	1,007.6	940.6	3,945.9	3,221.9	7.1%	22.5%
Global Insurers and Reinsurers	4,197.6	4,056.4	16,995.6	14,567.6	3.5%	16.7%

International Insurers and Reinsurers(2)	734.1	691.0	2,965.2	2,683.8	6.2%	10.5%

Property and casualty insurance and reinsurance	6,802.5	6,470.2	27,561.7	23,796.0	5.1%	15.8%

Net Premiums Written

	Fourth quarter		Year ended December 31,		% change year-over-year
	2022	2021	2022	2021	Fourth quarter	Full year
Northbridge	529.5	528.0	2,059.3	1,917.4	0.3%	7.4%
Crum & Forster(3)	847.5	468.8	3,658.4	2,689.3	80.8%	36.0%
Zenith National	144.6	136.6	739.9	713.0	5.9%	3.8%
North American Insurers	1,521.6	1,133.4	6,457.6	5,319.7	34.3%	21.4%

Allied World	935.0	860.4	4,456.1	3,907.8	8.7%	14.0%
Odyssey Group	1,541.2	1,528.8	5,908.0	4,849.4	0.8%	21.8%
Brit(1)	882.1	429.7	3,142.2	1,998.3	105.3%	57.2%
Global Insurers and Reinsurers	3,358.3	2,818.9	13,506.3	10,755.5	19.1%	25.6%

International Insurers and Reinsurers(2)	518.1	484.1	1,963.1	1,734.2	7.0%	13.2%

Property and casualty insurance and reinsurance	5,398.0	4,436.4	21,927.0	17,809.4	21.7%	23.1%

Combined Ratios

	Fourth quarter		Year ended December 31,
	2022	2021	2022	2021
Northbridge	92.5%	93.3%	89.4%	88.8%
Crum & Forster(3)	94.2%	87.4%	94.5%	95.9%
Zenith National	95.2%	80.8%	94.7%	88.4%
North American Insurers	93.8%	88.8%	92.9%	92.3%

Allied World	88.7%	90.7%	90.7%	93.4%
Odyssey Group	88.0%	88.1%	96.3%	97.8%
Brit(1)	88.2%	63.9%	97.9%	96.8%
Global Insurers and Reinsurers	88.3%	85.5%	94.8%	96.0%

International Insurers and Reinsurers(2)	101.4%	100.8%	99.3%	97.5%

Property and casualty insurance and reinsurance	90.9%	88.1%	94.7%	95.0%
(1)    Excluding Ki Insurance, gross premiums written decreased by 3.0% and increased by 10.1% in the fourth quarter and full year of 2022. Excluding Ki Insurance and the loss portfolio transfer completed in the fourth quarter of 2021 at Brit which decreased net premiums written by $344.1, net premiums written at Brit in the fourth quarter and full year of 2022 increased by 6.1% and 25.1%. Excluding Ki Insurance, the combined ratios were 89.0% and 97.6% in the fourth quarter and full year of 2022. Excluding Ki Insurance and the effects of the loss portfolio transfer completed in the fourth quarter of 2021, Brit's combined ratios were 80.6% and 96.0% in the fourth quarter and full year of 2021.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.
(3)    Excluding the loss portfolio transfer completed in the fourth quarter of 2021 at Crum & Forster which decreased net premiums written by $358.1 million, net premiums written at Crum & Forster in the fourth quarter and full year of 2022 increased by 2.5% and 20.0%. Excluding the effects of the loss portfolio transfer, Crum & Forster's combined ratios were 93.0% and 96.5% in the fourth quarter and full year of 2021.

Prior year reserve development and current period catastrophe losses of the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the fourth quarters and full years ended December 31, 2022 and 2021 were as follows:
Net (Favourable) Adverse Prior Year Reserve Development

	Fourth quarter		Year ended December 31,
	2022	2021	2022	2021
Northbridge	(15.3)	(42.1)	(33.1)	(29.2)
Crum & Forster	(0.1)	(0.5)	(0.5)	(3.7)
Zenith National	(8.9)	(24.6)	(43.6)	(70.8)
North American Insurers	(24.3)	(67.2)	(77.2)	(103.7)

Allied World	(0.1)	(0.1)	30.5	18.8
Odyssey Group	(45.7)	(97.2)	(49.9)	(120.1)
Brit	9.6	(39.7)	(1.7)	(100.1)
Global Insurers and Reinsurers	(36.2)	(137.0)	(21.1)	(201.4)

International Insurers and Reinsurers	(18.1)	(6.9)	(97.9)	(50.5)

Property and casualty insurance and reinsurance	(78.6)	(211.1)	(196.2)	(355.6)

Current Period Catastrophe Losses

	Fourth quarter				Year ended December 31,
	2022		2021		2022		2021
	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)	Losses(1)	Combined ratio impact(2)
Hurricane Ian	6.4	0.2	—	—	567.0	2.8	—	—
France hailstorms	22.8	0.4	—	—	118.7	0.6	—	—
Australian floods	(2.4)	—	—	—	71.4	0.3	—	—
Hurricane Ida	—	—	67.8	1.7	—	—	407.9	2.5
U.S. winter storms	—	—	(2.7)	(0.1)	—	—	246.0	1.5
European floods	—	—	46.0	1.2	—	—	219.8	1.4
Other	130.4	2.4	83.2	2.2	498.6	2.4	274.4	1.8
Total catastrophe losses	157.2	3.0	194.3	5.0	1,255.7	6.1	1,148.1	7.2
(1)    Net of reinstatement premiums.
(2)    Expressed in combined ratio points.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead). Corporate overhead, comprised of the operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the information on consolidated statements of earnings on page 7 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies. Refer to the table on page 2 of this news release for a reconciliation of underwriting profit (loss) and operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure.
Combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented in information on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by expecting to compound book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	December 31, 2022			December 31, 2021
	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in information on the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	8,624.9	2,003.9	6,621.0	7,753.0	1,623.7	6,129.3
Total equity	20,335.8	1,690.4	18,645.4	21,315.3	1,998.8	19,316.5
Total capital	28,960.7		25,266.4	29,068.3		25,445.8

Total debt to total capital ratio	29.8%		26.2%	26.7%		24.1%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge, and also Recipe in 2021, prior to its privatization by the company on October 28, 2022.
The fair values and carrying values of non-insurance associates used in the determination of this non-GAAP performance measure are the IFRS fair values and carrying values included in information on consolidated balance sheets as at December 31, 2022 and 2021, and excludes investments in associates held by consolidated non-insurance companies used in this performance measure as those amounts are already included in the carrying values of those companies.

	December 31, 2022		December 31, 2021
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented in information on consolidated balance sheets	6,772.9	6,091.3	5,671.9	4,755.1
Less: Insurance and reinsurance investments in associates	1,069.0	647.3	1,099.1	607.4
Less: Associates held by consolidated non-insurance companies(1)	19.6	26.0	30.9	30.7
Non-insurance associates included in the performance measure	5,684.3	5,418.0	4,541.9	4,117.0
(1)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker. Also includes associates held by Recipe at December 31, 2021.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's information on consolidated balance sheets as at December 31, 2022 and 2021.